As filed with the Securities and Exchange Commission on August 26, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of August 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               11, Boulevard Royal
                                L-2449 Luxembourg
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F ...X...      Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes ......             No ...X...




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                                  [METRO LOGO]

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN

THESE MATERIALS ARE NOT AN OFFER FOR SALE OF THE SHARES IN THE UNITED STATES. THE SHARES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. METRO INTERNATIONAL S.A. DOES NOT INTEND TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SHARES IN THE UNITED STATES.


FOR IMMEDIATE RELEASE                                             26 August 2003

                           METRO COMPLETES REFINANCING

Metro International S.A. ("Metro"), the international newspaper group, today announced the completion of its refinancing. Metro has raised SEK 252 million of new financing from the issue of 109,383,131 new class A shares to existing Metro shareholders outside the United States, Canada and Japan. The rights issue was over subscribed. After transaction costs, Metro will receive net cash proceeds of approximately SEK 230 million.

Metro has also completed the conversion into equity of the SEK 1,151 million of interest bearing loans provided by Industriforvaltnings AB Kinnevik ("Kinnevik") and Modern Times Group MTG AB ("MTG"). The SEK 609 million of long term interest bearing debt due to Kinnevik has been converted into 47.1 million new class A shares and 115.2 million new class B shares, whilst the SEK 542 million of interest bearing debt and convertible bonds due to MTG have been converted into
51.1 million new class A shares and 93.6 million new class B shares.

The 207.5 million new class A shares and 208.8 million new class B shares issued under the rights issue and debt to equity conversion will be issued today and commence trading on the Stockholmsborsen on 27 August 2003. Following this transaction, Metro's issued share capital comprises 263 million class A shares and 262 million class B shares. Kinnevik holds 79.9 million class A shares and
116.1 million class B shares, equivalent to 37.3% of the share capital and 30.3% of the voting rights. MTG holds 52.3 million class A shares and 96.9 million class B shares, equivalent to 28.4% of the share capital and 19.9% of the voting rights.

Pelle Tornberg, President and CEO, commented: "Based on the now completed refinancing, Metro's last reported balance sheet as at 30 June 2003 would have shown a net cash position and positive shareholders ' equity on a pro forma basis. This follows on a strong set of results for the second quarter, in which the group reported the first combined operating breakeven for the 24 Metro newspaper editions around the world".


For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. `A' and `B' shares are listed on the Stockholmsborsen `O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.


This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors. All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Morgan Stanley & Co. Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Metro International S.A. in connection with this transaction and for no-one else, and will not be responsible to anyone else for providing the protections afforded to customers of Morgan Stanley or for providing advice in relation to the transaction.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                By:    /s/ Anders Fullman
                                                       ------------------
                                                Name:  Anders Fullman
                                                Title: Vice President
                                                       of Metro International SA

Date:  August 26, 2003